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                             April 11, 2022

       Lei Xia
       Chief Executive Officer
       ICZOOM Group Inc.
       Room 102, Technology Bldg., International e-Commerce Industrial Park 105 Meihua Road
       Futian, Shenzhen China, 518000

                                                        Re: ICZOOM Group Inc.
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed March 31,
2022
                                                            File No. 333-259012

       Dear Mr. Xia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2022 letter.

       Amendment No. 5 to Registration Statement on Form F-1

       Cover Page

   1. We note your response to comment 2 and reissue. Please refer to the prospectus cover page and the 6th, 11th
and 12th paragraphs. Please revise to provide cross-references to the condensed
consolidating schedule and the consolidated financial statements. In this regard, we note that
you cross-reference in both contexts to the section captioned
                                                        "Summary Financial
Data" and certain subsections and do not provide a specific cross reference to your
consolidated financial statements. Please revise accordingly.
 Lei Xia
FirstName   LastNameLei Xia
ICZOOM Group      Inc.
Comapany
April       NameICZOOM Group Inc.
       11, 2022
April 211, 2022 Page 2
Page
FirstName LastName
       You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services